Letter of Intent




                                                                   APRIL 5, 2006

StoneCastle Securities, LLC
120 West 45th Street, 14th Floor
New York, NY 10036

Dear Sirs:

     This letter agreement is to confirm the intention of CBC Holding Company (the "Company"), a bank holding company organized under the laws of the state of Georgia, to issue, and StoneCastle Securities, LLC ("SCS"), a broker dealer organized under the laws of the state of Delaware, to purchase or arrange the purchase of, certain Capital Securities (as defined below) under the terms set forth herein.

     The Company will issue junior subordinated debt securities that will be held by a grantor trust subsidiary of the Company, which trust will in turn issue preferred capital securities (the "Capital Securities") with identical terms regarding interest and principal payments. The Company agrees to sell, and SCS agrees to purchase or arrange the purchase of, the Capital Securities on the following terms:

     Purchase Price:          100.00%

     Placement Fee:           0.00%

     Issuance Size:           $5.0 million

     Agreement Signed By:     On or prior to April 12, 2006

     Settlement Date:         On or prior to May 31, 2006

     Floating Coupon:         3-month LIBOR plus 1.49%

     Fixed/Floater:           5-Year Swap Rate + 1.49% for the first 5 years;
                              3-month LIBOR plus 1.49% thereafter
                              CIRCLE YOUR CHOICE

     Payment Frequency:       Quarterly, in arrears

     Maturity:                30 years

     Company Expenses: SCS will arrange for the reimbursement of the Company's out-of-pocket legal expenses (up to $10,000) for documentation review and drafting of relevant opinions. SCS will also arrange to pay for the Initial trustee set-up fee, the trustee's upfront counsel fee, and the annual trustee fees for the life of the securities.

     Call Provisions: The Capital Securities will be callable after 5 years on any interest payment date at par, with regulatory approval. Callable within the first 5 years at a predetermined premium upon the occurrence of a Tax Event, a Regulatory Capital Event or any Investment Company Event.

     The Company's obligations hereunder are subject to its review of the documentation and regulatory approval for the Capital Securities and SCS's obligations are subject to its due diligence review of the Company.

     This Agreement may be signed in various counterparts, which together shall constitute one and the same instrument, and shall be binding upon and inure to the benefit of each of the Parties.

     If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement between the Company and SCS.


                                       Very truly yours,

                                       CBC Holding Company
                                       102 W. Roanoke Drive, P.O. Box 130
                                       Fitzgerald, GA 31750


                                       By:
                                          -------------------------------
                                          George M. Ray
                                          President


                                       Date:
                                            -----------------------------


The foregoing terms are
confirmed and accepted as of the
date first above written.

STONECASTLE SECURITIES, LLC


By:
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Date:
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